# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SmartKem, Inc., CIK 0001817760
CUSIP: 83193D203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: MANCHESTER TECHNOLOGY CENTER, HEXAGON TOWER, DELAUNAYS ROAD, BLACKLEY, MANCHESTER, United Kingdom (X0), M9 8GQ
Date of event which requires filing of this statement: 09/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002087723

## Reporting persons
- Lizzio Joseph Christopher: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 239,000; shared voting power 180,000; sole dispositive power 239,000; shared dispositive power 180,000; aggregate amount beneficially owned 419,000 (7.65% of the class)

## Item 1. Issuer
Name of issuer: SmartKem, Inc.
Address of issuer's principal executive offices: MANCHESTER TECHNOLOGY CENTER, HEXAGON TOWER, DELAUNAYS ROAD, BLACKLEY, MANCHESTER, UNITED KINGDOM M9 8GQ

## Item 2. Person Filing
Name of person filing:
Joseph Christopher Lizzio

The foregoing is referred to as a "Reporting Person".
Address of principal business office or, if none, residence:
Joseph Christopher Lizzio
24 Camp Avenue
P.O. Box 4836
Stamford, CT 06907
Citizenship:
Joseph Christopher Lizzio
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 4, 2025, Mr. Lizzio beneficially owned 419,000 shares of Common Stock. This amount includes 180,000 shares of Common Stock beneficially owned by Mr. Lizzio and his spouse jointly.

The 419,000 shares of Common Stock beneficially owned by Mr. Lizzio does not include shares of Common Stock beneficially owned by the adult children of the Reporting Person. The Reporting Person does not exercise any voting power or dispositive power over the shares beneficially owned by his adult children.
Percent of class:
The following percentages are based on 5,479,787 shares of Common Stock outstanding as of September 5, 2025 based upon the Issuer's Form 8-K filed with the Securities and Exchange Commission on September 5, 2025.

As of September 4, 2025, Mr. Lizzio may be deemed to beneficially own 7.65% of the outstanding shares of Common Stock, which includes 180,000 shares of Common Stock beneficially owned by Mr. Lizzio and his spouse jointly.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lizzio Joseph Christopher: /s/ Joseph Christopher Lizzio, Joseph Christopher Lizzio (09/24/2025)